CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2022 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUNA Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Heritage Way
(No. and Street)

Waverly	IA	50677
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kacey Helt	608-665-6027	kacey.helt@cunamutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jenny Brock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company"), as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn before me on this 3rd day of May 2023

Kim Bautz

Notary Public

KIM BAUTZ NOTARY PUBLIC STATE OF WISCONSIN

Signature: Jenny Brock

Title: Principal Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CUNA Brokerage Services, Inc.
Waverly, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is ultimately wholly-owned by CUNA Mutual Holding Company, as of December 31, 2022, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The supplemental schedules h, j and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

May 3, 2023

We have served as the Company's auditor since 2004.

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2022
($ in 000s, except for per share amounts)

Assets

Cash and cash equivalents	$	27,761
Debt securities, at fair value		39,616
Accrued investment income		356
Receivable for commissions		7,083
Receivables - other		5,457
Federal income taxes recoverable from affiliate		5,238
Deferred tax asset		1,248
Deposits with clearing organizations		105
Other assets		7,995
Total assets	$	94,859

Liabilities and Stockholder's Equity

Liabilities

Accounts payable to affiliates	$	26,974
Commissions and accounts payable - other		4,781
State income taxes payable to affiliate		82
Other liabilities		15,228
Total liabilities		47,065

Stockholder's equity

Common stock--no par value;	
2,000 shares authorized with a $300 stated value; 765 issued and outstanding	230
Additional paid in capital	131,064
Accumulated deficit	(83,500)

Total stockholder's equity		47,794
Total liabilities and stockholder's equity	$	94,859

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2022
($ in 000s)

Revenues		
Brokered commissions - unaffiliated	$	97,944
Brokered commissions - affiliated		34,512
Fees		35,236
Wholesaling commissions		30
Total commissions and fees		167,722
Net investment income		1,910
Net realized and unrealized investment losses		(4,229)
Other		17,527
Total revenues		182,930
Expenses		
Commissions, compensation and benefits		179,321
Administrative expenses		38,098
Clearing transaction fees		1,445
Total expenses		218,864
(Loss) before income taxes		(35,934)
Income tax (benefit)		(7,454)
Net (loss)	$	(28,480)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022
($ in 000s)

| | Common Stock | | Additional | Accumulated | Total Stockholder's |
	Shares	Amount	Paid in Capital	(Deficit)	Equity
Balance at January 1, 2022	$ 765	$ 230	$ 104,064	$ (55,020)	$ 49,274
Net (loss)	-	-	-	(28,480)	(28,480)
Capital contribution from parent	-	-	27,000	-	27,000
Balance at December 31, 2022	765	$ 230	$ 131,064	$ (83,500)	$ 47,794

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2022
($ in 000s)

Cash flows from operating activities:

Net (loss)	$	(28,480)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Net realized and unrealized investment losses		4,229
Amortization of bond premium and discount		(38)
Deferred income taxes		(1,534)
Changes in assets and liabilities:		
Debt securities		(3,653)
Accrued investment income		(91)
Receivable for commissions		289
Receivable for commissions - affiliates		4,361
Receivables - other		(4,456)
Other assets		(5,300)
Federal income taxes recoverable from affiliate		(4,254)
Accounts payable to affiliates		4,516
Commissions and accounts payable - other		(2,529)
State income taxes payable to affiliate		20
Other liabilities		14,383
Net cash used in operating activities		(22,537)
Cash flows from investing activities:		
Affiliate note receivable - loaned to affiliate		(101,853)
Affiliate note receivable - repayments from affiliate		101,853
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital contribution from parent		27,000
Net cash provided by financing activities		27,000
Net increase in cash and cash equivalents		4,463
Cash and cash equivalents, beginning of year		23,298
Cash and cash equivalents, end of year	$	27,761
Supplemental disclosure of cash and non-cash information:		
Net cash received from affiliate for income taxes	$	1,783

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is a holding company wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and consumers. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, fixed, variable and indexed annuities, life insurance policies, individual bonds and stocks, other investments and financial planning services (including managed account programs) primarily to credit union members. Certain annuities the Company markets are issued by affiliates of the Company.

The Company is subject to certain risks which may impact financial results, including interest rates, inflation and/or other relevant market risks. CMHC has established enterprise-wide policies to identify, measure, monitor and mitigate these risks.

An agreement with LPL Financial LLC ("LPL"), an independent broker-dealer, became effective in May 2022. As a result of the agreement, the majority of the Company's customer accounts were transferred to LPL in 2022. Additionally, sales representatives are now licensed by and supervised by LPL. CBSI's focus is building relationships with and marketing products to credit unions, credit union members and other customers, and LPL acts as the introducing and clearing broker and asset custodian. As such, LPL retains a portion of gross commission and fee income generated by CBSI.

Prior to the agreement, customer accounts had been held with another custodian or with the mutual fund companies directly. Given this update to CBSI's operations, the Company no longer accepts customer orders or handles customer funds for accounts that have transferred to LPL. As of December 31, 2022, CBSI is still an introducing broker, whereby the Company can accept customer orders but does not hold customer funds or investments.

Prior to the agreement becoming effective, the Company also sponsored its own managed account program for which CBSI was the principal and primarily responsible for providing the services to the customer. As such, the Company contracted with affiliated and unaffiliated parties to offer the program and provided several options for investment management to its customers. That managed account program was terminated and customer accounts were transferred to LPL starting in May 2022.

As discussed in Note 7, CMFG Life and its affiliates provide certain services required in the conduct of the Company's operations. While the Company believes that these transactions were at reasonable terms, the results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

($ in 000s)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation of debt securities, receivables for renewal and trailing commissions, receivables - other, payables for commissions, other revenue and other liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds. Money market mutual funds are stated at their net asset value as of the measurement date, which approximates fair value.

Receivables for Commissions - Receivables primarily represent an estimate of trailing commissions due to the Company from LPL based on a percentage of the customers' assets under management and commissions due for the sale of financial products.

Receivables - Other - Primarily includes the receivable from LPL associated with the transition assistance payment ("TAP") that is further discussed below in Other Liabilities along with receivables for fee revenue.

Debt Securities - Investments in debt securities are classified as proprietary trading securities and are carried at fair value. Unrealized gains (losses) from changes in fair value and realized gains (losses) from the sale of debt securities are recorded within the statement of income (loss).

Other Assets - Other assets primarily represent advance commissions paid to advisors that are to be repaid by various dates through December 31, 2027. An allowance for this advance commission balance of $1,788 has been recorded as of December 31, 2022. Other assets also include advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program and exclusive rights to the brokerage relationship. The advance payments are amortized over the life of the agreements, which typically range from two to five years; the amortization is recognized within administrative expenses in the statement of income (loss). Other assets also includes general prepaid fees and expenses.

Commissions and Accounts Payable – Other - Commissions and accounts payable mainly consist of amounts due to representatives and credit union reimbursements. Commissions payable represent amounts due to the Company's sales representatives in connection with estimated trailing commissions and sales. Credit union reimbursements are amounts due to credit unions for certain expenses that arise due to the production of new and renewal business. These expenses are paid both by the Company directly and through its affiliates, including CMFG Life, whereby the Company records an amount within commissions and accounts payable to affiliates. These costs are recorded as an obligation at the time the corresponding revenue is recognized. The credit union reimbursements are based on a percentage of deposits. As of December 31, 2022, the amount payable for credit union reimbursements was $2,878.

Other Liabilities - Other liabilities primarily includes deferred revenue associated with the TAP that LPL agreed to pay CBSI, in part to cover certain costs associated with the transition to LPL, as well as generate future revenue. The 2022 financial statement impacts related to the transition include:

- CBSI collected $35,977 from LPL and recorded a receivable from LPL (included in receivables - other on the statement of financial condition) of $4,934 as of December 31, 2022. The receivable represents the contingent TAP owed by LPL to CBSI for accounts that have transferred to LPL through December 31, 2022, but after the initial conversion and TAP valuation date (which was the original agreement effective date, in May 2022). Per an amended agreement with LPL, CBSI will collect the contingent TAP based on accounts that are transferred to LPL through March 31, 2023; in the original agreement,

($ in 000s)

the contingent TAP was based on assets which transferred through November 21, 2022. The TAP that will be collected by CBSI on accounts that are transferred in 2023 does not impact the 2022 CBSI financial statements because the performance obligation related to the 2023 account transfers was not completed by CBSI as of December 31, 2022.

- CBSI recognized $16,991 of the TAP as other revenue on the statement of income (loss), which includes $810 of amortization related to the deferred cost of the TAP agreement. The current year revenue recognition is driven by transition expenses incurred (detailed below), with a margin applied to other transition expenses, and the amortization of the deferred revenue (detailed below).
- The Company reimbursed customers for account termination fees of $11,084 charged by the former custodian. These termination fees were determined to be payments to customers and were therefore netted against other revenue.
- The Company recognized $12,949 of transition expenses (which were not payments to customers) in 2022, which are reflected in commissions, compensation and benefits and administrative expenses on the Company's statement of income (loss). These other transition expenses include printing and mailing costs and payments made to advisors and credit unions to incentivize those partners to remain a CBSI partner through the conversion to LPL.
- The remainder of the TAP is being amortized to revenue on a straight-line basis over the ten-year term of the agreement as CBSI performs its marketing obligations. This deferred revenue is $12,835 as of December 31, 2022 and is reported as other liabilities on the statement of financial condition.

Brokered Commissions – Affiliated and Unaffiliated - The Company's revenue prior to its agreement with LPL was earned primarily based on contracts with mutual fund companies, insurance companies, and other product providers. Revenue consisted primarily of up-front sales commissions and renewal or trailing commissions from the sale of annuities, mutual funds and other investments. Annuity commission revenue was also earned from the sale of products offered by CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly-owned subsidiary of CMIC. CBSI received commission payments related to the affiliated entities' products directly from CMFG Life and MLIC.

Subsequent to the agreement with LPL becoming effective, LPL assumed the direct relationships with the product providers. CBSI is an agent of LPL and as an agent, CBSI records revenue for the commissions to which it is entitled, excluding any amounts retained by LPL. Revenue still consists of the up-front sales commissions and renewal or trailing commissions discussed above, and the Company still earns annuity commission revenue related to marketing the proprietary annuity products of CMFG Life and MLIC. Since the inception of the LPL agreement, the commission that CBSI earns related to CMFG Life and MLIC's products is received from LPL (rather than from CMFG Life and MLIC directly).

The Company has a single performance obligation to market products, as described above. Consequently, up-front commissions based on a percentage of the amount purchased are recognized as revenue on the trade date and collected when the trades are settled. When applicable, an estimate of chargebacks is accrued. Renewal and trailing commissions are generally earned based on a percentage of the customers' assets under management. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, renewal and trailing commission revenue is recorded when the account values become fixed and determinable and is generally collected on a monthly or quarterly basis in arrears. For the year ended December 31, 2022, up-front and renewal affiliated brokered commission income was $30,489 and $4,023, respectively, and is included within brokered commissions - affiliated on the statement of income (loss). For the year ended December 31, 2022, up-front and renewal unaffiliated brokered commission income was $51,164 and $46,780, respectively, and is included within brokered commissions - unaffiliated on the statement of income (loss).

Fees - Each of the fees discussed in this section are included in fee income on the statement of income (loss).

($ in 000s)

Fee revenue mainly consists of managed account program fees, 12b-1 fees (distribution fees) and advisory fees, as further discussed below.

Prior to the LPL agreement, the Company had a single performance obligation to market and sell products offered by product sponsors, which were primarily mutual funds and other investment advisors. The Company also earned fee income (from product sponsors for advisory services), which was a performance obligation that was fulfilled over time. The fee revenue for both obligations was based on a percentage of assets under management, collected at the start of each quarter and recognized when the service was provided and the account values became fixed and determinable.

Subsequent to the LPL agreement becoming effective, the Company has a single performance obligation to market and sell products offered by LPL, which are primarily portfolio investment advisory programs. The fee revenue is based on a percentage of assets under management and recognized when the service is provided and the account values become fixed and determinable. Fees are typically collected on a monthly or quarterly basis in arrears.

Managed account program and 12b-1 fees (earned from product sponsors prior to the LPL agreement, and from LPL subsequent to the LPL agreement becoming effective) are based on a percentage of assets under management. The Company has concluded that the estimate of these fees is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. The fees are collected by LPL at the start of each quarter, for most sponsors, and one-third of the fee is paid to CBSI in each month throughout the quarter.

Both the managed account program fees and advisory fee income revenue sources are earned on unaffiliated managed account programs marketed by the Company, as well as the Company-sponsored managed account platform. The Company recorded fee income related to the Company-sponsored managed account platform of $6,505 for the year ended December 31, 2022. The managed account program was terminated, and the customer accounts were transferred to LPL in May 2022.

Net Investment Income - Primarily includes interest earned on debt securities, money market mutual funds and interest income from money loaned to affiliates. Interest income is recognized on an accrual basis.

Net Realized and Unrealized Investment Gains - Primarily includes unrealized holding gains and losses of debt securities. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Revenue - Primarily includes the Company's share of fees earned pursuant to a revenue-share agreement with a clearing agent and payments recognized from the TAP.

Commissions, Compensation and Benefits - Commissions, compensation and benefits includes the cost of the Company's affiliated and unaffiliated sales representatives (including credit union and league partners) who distribute and market mutual fund and insurance products (some of which are products of CMFG Life and MLIC). Compensation expense also included, prior to the LPL agreement becoming effective in May 2022, costs incurred by the Company for engaging affiliated and nonaffiliated strategists to manage customer funds that were invested in the Company-sponsored managed account program. Commissions expense also includes bad debt expense for advance commissions paid to advisors of $1,788 for the year ended December 31, 2022.

Clearing Transaction Fees - Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Clearing agent fees are recognized as an expense when incurred.

Income Taxes - The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member, even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

Segment Reporting - The Company operates as one reportable business segment. This one reportable business segment sells proprietary and brokered insurance and investment products. This determination was based on the manner in which management uses financial information to evaluate business performance and because the Company's customer base is substantially the same for all products.

Note 3: Investments

Debt Securities

The amortized cost and estimated fair values of debt securities at December 31, 2022 are as follows:

	Amortized Cost		Estimated Fair Value
Domestic corporate securities	$	37,661	$ 34,850
Foreign corporate securities		4,911	4,766
Total debt securities	$	42,572	$ 39,616

($ in 000s)

The amortized cost and estimated fair values of investments in debt securities at December 31, 2022, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 5,010	$ 4,954
Due after one year through five years	24,724	24,030
Due after five years through ten years	12,838	10,632
Total debt securities	$ 42,572	$ 39,616

Net Investment Income

Sources of net investment income for the year ended December 31, 2022 are as follows:

	2022
Gross investment income	
Debt securities	$ 1,252
Cash and cash equivalents	266
Interest income - affiliated	466
Total gross investment income	1,984
Investment expenses	74
Net investment income	$ 1,910

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2022.

($ in 000s)

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2022.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 27,754	$ -	$ -	$ 27,754
Debt securities				
Domestic corporate securities	-	34,850	-	34,850
Foreign corporate securities	-	4,766	-	4,766
Total debt securities	-	39,616	-	39,616
Total assets, at fair value	$ 27,754	$ 39,616	$ -	$ 67,370

[1]Excludes cash of $7 that is not subject to fair value accounting.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

The carrying amounts for cash, accrued investment income, and certain receivables and payables approximate their fair values due to their short-term nature and have been excluded from the fair value tables above.

Determination of Fair Values

The Company determines the estimated fair value of its assets using primarily the market approach and the income approach. The use of quoted prices and matrix pricing and similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach.

A summary of valuation techniques for classes of financial assets by fair value hierarchy level is as follows:

Level 1 Measurements

Cash equivalents: Consists of money market mutual funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

($ in 000s)

Note 5: Income Tax

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax (benefit) for the year ended December 31, 2022 is as follows:

		2022
Current tax expense (benefit):		
Federal	$	(6,037)
State		117
Total current income tax (benefit)		(5,920)
Deferred income tax expense (benefit):		
Federal		(1,534)
Total deferred income tax expense (benefit)		(1,534)
Income tax (benefit)	$	(7,454)

Income tax (benefit) differs from the amount computed by applying the U.S. federal corporate income tax rate to (loss) before income taxes for the year ended December 31, 2022 due to the items listed in the following reconciliation:

		2022
Tax (benefit) computed at federal corporate tax rate	$	(7,546)
State income taxes (net of federal benefit)		92
Income tax (benefit)	$	(7,454)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

($ in 000s)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 are as follows:

		2022
Deferred tax assets		
State loss carryforwards	$	5,296
Deferred income		2,084
Investments		720
General expense accrual		61
Gross deferred tax assets		8,161
Less: Valuation allowance for state deferred tax assets		(5,552)
Net deferred tax assets		2,609
Deferred tax liabilities		
Prepaid expenses		1,361
Gross deferred tax liabilities		1,361
Deferred tax asset	$	1,248

As of December 31, 2022, the Company recorded a valuation allowance of $5,552 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $1,499 in 2022 primarily due to additional state operating losses incurred.

As of December 31, 2022, the Company had state operating loss carryforwards of $87,474 with a related tax benefit of $5,296. These carryforwards expire in various years through 2042. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2022. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2022. Management does not anticipate a material change to the Company's uncertain tax positions during 2023.

It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes.

For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for years ended before 2019.

($ in 000s)

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2022, the Company had net capital under Rule 15c3-1 of $23,359 which was $20,221 in excess of its required net capital of $3,138 and the Company's ratio of aggregate indebtedness to net capital, as defined, was 2.015 to 1.

Note 7: Related Party Transactions

CMFG Life provides services to the Company as defined in an expense sharing agreement and charges the Company for the cost of such services. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. CMFG Life pays commissions and compensation expenses on behalf of the Company, for which the Company reimburses CMFG Life. Total expenses related to the Company for services provided by CMFG Life for the year ended December 31, 2022 were reported as follows on the accompanying statement of income (loss).

		2022
Commissions, compensation and benefits	$	180,843
Administrative expenses		32,354
Total related-party expenses	$	213,197

Related party balances are generally settled monthly.

Commissions, compensation, and benefits, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Accounts receivable from affiliate are netted against commissions and accounts payable to affiliates when a right of offset exists.

The Company earns commission income from CMFG Life and MLIC for brokering proprietary products. The commission income is reflected as brokered commissions - affiliated on the statement of income (loss).With the conversion to LPL, the Company now receives this commission income related to brokering proprietary products of CMFG Life and MLIC from LPL, rather than from CMFG Life and MLIC directly.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. MCA is utilized to invest the Company's invested assets and serves as an investment advisor for the Company-sponsored managed account program. The Company recorded MCA investment management fees totaling $74 in 2022 related to MCA's management of the Company's investments; these fees are netted within net investment income on the statement of income (loss).

The Company recorded strategist revenue and expense of $162 related to MCA's investment management services provided on the Company-sponsored managed account program. These revenues and expenses are included in fees and commissions, compensation and benefits, respectively, on the statement of income (loss).

The Company has an agreement with CMFG Life whereby the Company loans funds to CMFG Life to enable CMFG Life to efficiently manage cash and liquidity and for the Company to earn investment income. There was no balance outstanding at December 31, 2022. The Company earned $466 from CMFG Life for the year ended December 31, 2022, which was included in net investment income.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk - The Company, as of December 31, 2022, does not accept customer orders and has an arrangement whereby LPL clears the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Regulatory Matters - In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation - The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Subsequent Events

The Company evaluated subsequent events through May 3, 2023, the date the financial statements were issued. There were no subsequent events that require adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2022
($ in 000s)

Stockholder's equity	$	47,794
Deductions:		
Nonallowable assets		22,025
Haircut on securities		2,410
Net capital		23,359
Amounts included in total liabilities which represent aggregate indebtedness:		
Accounts payable to affiliates		26,974
Commissions and accounts payable - other		4,781
State income taxes payable to affiliate		82
Other liabilities		15,228
Total aggregate indebtedness		47,065
Capital requirement:		
Minimum requirement (greater of $50 or 6-2/3% of aggregate indebtedness)		3,138
Net capital in excess of requirement	$	20,221
Ratio of aggregate indebtedness to net capital		2.0149

There is no material difference between the net capital reported above and that reported in the Company's amended Part IIA (Unaudited) FOCUS Report filed on May 3, 2023.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2022

Through September 30, 2022, the Company transacted through its clearing broker or dealer (prior to those accounts being converted to LPL in connection with the LPL agreement discussed in Note 1), and therefore the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C. F.R. § 240.15c3-3 (k)(2)(ii): Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer. As of December 31, 2022, the Company did not claim an exemption under the provisions of 17 C. F.R. § 240.15c3-3 (k)(2)(ii), as the Company did not clear transactions through a clearing broker or dealer, given that the legacy accounts that had previously been cleared through the clearing broker or dealer were closed or transferred to LPL, as of September 30, 2022.

The Company also does not claim exemption (k)(2)(i), but also does not trigger a requirement under SEA Rule 15c3-3 because the Company is never in possession or control of customer cash or securities (given the Company transacts through a separate clearing broker-dealer or conducts business directly with mutual fund companies via the Company's subscription way basis transactions, which are further described below).

The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described in the Company's Exemption Report.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Information Relating to the Possession or
Control Requirements Under Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2022

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's activities were, through September 30, 2022, limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3, and the Company otherwise limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer (LPL) or its agent and not to the Company.